FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Back to Contents

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated November 28, 2005, entitled, “Emilio Botín O’Shea leaves Grupo Santander’s Board of Directors.”

Back to Contents

Item 1

Press Release

Emilio Botín O’Shea leaves Grupo Santander’s Board of Directors

Madrid, November 28th, 2005 - Grupo Santander’s Board of Directors has received Emilio Botín O’Shea’s resignation from his position as a Director. Emilio Botín O’Shea (41 years old) informed the Board of his plans to create and manage an international funds distribution company which will require his full professional attention. He thus believes it appropriate to give up his duties as a Director. The Board of Directors expressed its appreciation for his contribution to the Bank since he joined it in 1989.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife, 2[a] Planta 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 1039

Back to Contents

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 29, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President